SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Novagen Solar Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

66988G101

(CUSIP Number)

Novagen Solar Inc.

Attn: Micheal Nugent, President

1440-3044 Bloor Street West

Toronto, ON M8X 2Y8

(647) 628-5375

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 20, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 032002 20 6

1) Name of Reporting Person:

Twenty Second Trust

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Australia

	(7)	Sole Voting Power
		29,297,600
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		Nil
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		29,297,600

	(10)	Shared Dispositive Power
		Nil

11) Aggregate Amount Beneficially Owned by Each Reporting Person

29,297,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13) Percent of Class Represented by Amount in Row 11

67.0% (1)

14) Type of Reporting Person
OO

(1) Based on 43,675,900 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 5 Pages)

Schedule 13D

CUSIP No. 032002 20 6

1) Name of Reporting Person:

Micheal Peter Nugent, as trustee for Twenty Second Trust

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Australia

	(7)	Sole Voting Power
		29,297,600
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		Nil
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		29,297,600

	(10)	Shared Dispositive Power
		Nil

11) Aggregate Amount Beneficially Owned by Each Reporting Person

29,297,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13) Percent of Class Represented by Amount in Row 11

67.0% (1)

14) Type of Reporting Person

OO

(1) Based on 43,675,900 shares of common stock issued and outstanding as of the date of this report.

(Page 3 of 5 Pages)

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 (the “Common Stock”), of Novagen Solar Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s current principal executive offices is 440-3044 Bloor Street West, Toronto, ON M8X 2Y8.

Item 2.  Identity & Background

This Schedule 13D is being filed by Twenty Second Trust, a trust organized under the laws of the State of Queensland, Australia to conduct any lawful business, including but not limited to investing in the Issuer; and Micheal Peter Nugent, an Australian citizen who is the sole trustee of Twenty Second Trust (the “Reporting Persons”). The principal business address of the Reporting Persons is 87 The Sovereign Mile, Sovereign Island, Queensland, Australia 4216.

Mr. Nugent is a director, President and Chief Executive Officer of the Issuer. During the previous five (5) years, Mr. Nugent has not been: (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using funds held in trust by Mr. Nugent as trustee for Twenty Second Trust.

Item 4.      Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for the express purpose of obtaining control over the Issuer and managing the future business affairs of the Issuer. Pursuant to their desire to assume control, the Reporting Persons may acquire additional securities of the Issuer in the future.

On December 7, 2012, Mr. Nugent and another individual designated by Mr. Nugent were appointed to serve as members of the Issuer’s board of directors until the next annual meeting of stockholders.

Except as noted in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Reporting Persons retain the right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of the Issuer’s securities and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

(Page 4 of 5 Pages)

Item 5.      Interest in Securities of the Company.

(a)	The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by the Reporting Persons is 29,297,600 shares, or 67.0% of the outstanding common stock of the Issuer, based on 43,675,900 shares of Common Stock outstanding as of the date of this Schedule 13D.

(b)	Mr. Nugent has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 29,297,600 shares of Common Stock of the Issuer.

(c)	Other than as described in Items 3 and 4 above, neither of the Reporting Persons has been involved in any transaction in the shares of Common Stock of the Issuer in the past 60 days.

(d)	No person, other than Mr. Nugent, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 29,297,600 shares of Common Stock of the Issuer.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.      Materials to be Filed as Exhibits.

Exhibit 99.1	Securities Purchase Agreement, dated as of December 20, 2011
Exhibit 99.2	Securities Purchase Agreement, dated as of December 20, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 20, 2011

/s/ Micheal P. Nugent
Micheal P. Nugent, as trustee for Twenty Second Trust

(Page 5 of 5 Pages)